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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

WESTMINSTER CAPITAL, INC.
(Name of Subject Company (Issuer))

WESTMINSTER CAPITAL, INC.
(Names of Filing Persons (Issuer))

COMMON STOCK, PAR VALUE $1 PER SHARE
(Title of Class of Securities)

307351106
(CUSIP Number of Class of Securities)

Keenan Behrle
Executive Vice President
9665 Wilshire Boulevard, Suite M-10
Beverly Hills, California 90212
(310) 278-1930
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of Filing Persons)

With a copy to:

Scott Galer, Esq.
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
2029 Century Park East
Suite 2400
Los Angeles, California 90067
(310) 229-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTORY STATEMENT

        This Statement on Schedule 14D-9 (this "Statement") relates to the offer to purchase for $2.80 per share of all of the outstanding shares of the common stock, $1 par value per share (the "Shares"), of Westminster Capital, Inc. (the "Company"). The offer is being made by the Company upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 18, 2002, as amended (the "Offer to Purchase"), and the related Letter of Transmittal. Copies of the Offer to Purchase and the related Letter of Transmittal have been filed with the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed April 18, 2002. The Offer to Purchase and the related Letter of Transmittal, together with any other amendments or supplements thereto, collectively constitute the "Offer."

        The information in the Offer to Purchase, including all amendments, schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all of the Items of this Statement, except as otherwise set forth below.

ITEM 1. SUBJECT COMPANY INFORMATION.

        The name of the subject company is Westminster Capital, Inc., which is the issuer of the common stock, $1 par value, that is subject to the Offer. The Company's principal executive offices are located at 9665 Wilshire Boulevard, Suite M-10, Beverly Hills, California 90212. The telephone number for the Company is (310) 278-1930. The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER—Certain Information Concerning Westminster" is incorporated herein by reference.

        The securities that are the subject of the Offer are the shares of common stock of the Company, $1 par value. As of April 16, 2002, there were 6,651,859 Shares issued and outstanding. The information set forth in the Offer to Purchase on the cover page and under the caption "INTRODUCTION" is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

        This filing is being made by the Company and the Company is offering to purchase any and all of the issued and outstanding shares of common stock, $1 par value, of the Company. The information set forth in the Offer to Purchase on the cover page, under the captions "SPECIAL FACTORS—Interests of Certain Persons in the Offer" and "THE TENDER OFFER—Certain Information Concerning Westminster," and in Schedule I thereto is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        The information set forth in the Offer to Purchase under the captions "INTRODUCTION" and "SPECIAL FACTORS—Interests of Certain Persons in the Offer" is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

        The information in the Offer to Purchase under the captions "SPECIAL FACTORS—Recommendation of the Special Committee and Approval of the Board; Fairness of the Offer" and "SPECIAL FACTORS—Interests of Certain Persons in the Offer" is incorporated herein by reference.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER—Fees and Expenses" is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER—Certain Information Concerning Westminster" is incorporated herein by reference.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        None.

ITEM 8. ADDITIONAL INFORMATION.

        The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 9. EXHIBITS.

(a)(1)	Offer to Purchase dated April 18, 2002 (incorporated herein by reference to Exhibit (a)(1) of the Tender Offer Statement on Schedule TO, filed by the Company, William Belzberg, Hyman Belzberg and Keenan Behrle on April 18, 2002).
(a)(2)
Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) of the Tender Offer Statement on Schedule TO, filed by the Company, William Belzberg, Hyman Belzberg and Keenan Behrle on April 18, 2002).
(a)(3)
Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(3) of the Tender Offer Statement on Schedule TO, filed by the Company, William Belzberg, Hyman Belzberg and Keenan Behrle on April 18, 2002).
(a)(4)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(4) of the Tender Offer Statement on Schedule TO, filed by the Company, William Belzberg, Hyman Belzberg and Keenan Behrle on April 18, 2002).
(a)(5)
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(5) of the Tender Offer Statement on Schedule TO, filed by the Company, William Belzberg, Hyman Belzberg and Keenan Behrle on April 18, 2002).
(a)(6)
Summary Advertisement published in The New York Times on April 18, 2002 (incorporated herein by reference to Exhibit (a)(6) of the Tender Offer Statement on Schedule TO, filed by the Company, William Belzberg, Hyman Belzberg and Keenan Behrle on April 18, 2002).
(a)(7)
Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(7) of the Tender Offer Statement on Schedule TO, filed by the Company, William Belzberg, Hyman Belzberg and Keenan Behrle on April 18, 2002).
(a)(8)
Letter to Stockholders from the Company (incorporated herein by reference to Exhibit (a)(8) of the Tender Offer Statement on Schedule TO, filed by the Company, William Belzberg, Hyman Belzberg and Keenan Behrle on April 18, 2002).
(a)(9)
Text of Press Release issued by the Company on April 18, 2002 (incorporated herein by reference to Exhibit (a)(9) of the Tender Offer Statement on Schedule TO, filed by the Company, William Belzberg, Hyman Belzberg and Keenan Behrle on April 18, 2002).
(e)	None.
(g)	None.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2002
WESTMINSTER CAPITAL, INC.
/s/ WILLIAM BELZBERG
	Name:	William Belzberg
	Title:	Chairman of the Board and Chief Executive Officer

EXHIBIT INDEX

(a)(1)	Offer to Purchase dated April 18, 2002, as amended (incorporated herein by reference to Exhibit (a)(1) of the Tender Offer Statement on Schedule TO, filed by the Company, William Belzberg, Hyman Belzberg and Keenan Behrle on April 18, 2002).
(a)(2)
Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) of the Tender Offer Statement on Schedule TO, filed by the Company, William Belzberg, Hyman Belzberg and Keenan Behrle on April 18, 2002).
(a)(3)
Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(3) of the Tender Offer Statement on Schedule TO, filed by the Company, William Belzberg, Hyman Belzberg and Keenan Behrle on April 18, 2002).
(a)(4)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(4) of the Tender Offer Statement on Schedule TO, filed by the Company, William Belzberg, Hyman Belzberg and Keenan Behrle on April 18, 2002).
(a)(5)
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(5) of the Tender Offer Statement on Schedule TO, filed by the Company, William Belzberg, Hyman Belzberg and Keenan Behrle on April 18, 2002).
(a)(6)
Summary Advertisement published in The New York Times on April 18, 2002 (incorporated herein by reference to Exhibit (a)(6) of the Tender Offer Statement on Schedule TO, filed by the Company, William Belzberg, Hyman Belzberg and Keenan Behrle on April 18, 2002).
(a)(7)
Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(7) of the Tender Offer Statement on Schedule TO, filed by the Company, William Belzberg, Hyman Belzberg and Keenan Behrle on April 18, 2002).
(a)(8)
Letter to Stockholders from the Company (incorporated herein by reference to Exhibit (a)(8) of the Tender Offer Statement on Schedule TO, filed by the Company, William Belzberg, Hyman Belzberg and Keenan Behrle on April 18, 2002).
(a)(9)
Text of Press Release issued by the Company on April 18, 2002 (incorporated herein by reference to Exhibit (a)(9) of the Tender Offer Statement on Schedule TO, filed by the Company, William Belzberg, Hyman Belzberg and Keenan Behrle on April 18, 2002).
(e)	None.
(g)	None.

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INTRODUCTORY STATEMENT
  ITEM 1. SUBJECT COMPANY INFORMATION.
  ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 4. THE SOLICITATION OR RECOMMENDATION
  ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 8. ADDITIONAL INFORMATION.
  ITEM 9. EXHIBITS.
SIGNATURE
EXHIBIT INDEX